

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360



June 28, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Purchase of ODD related technologies from an Affiliate) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

7/11


SAMSUNG
ELECTRONICS

Purchase of ODD related technologies from an Affiliate

On June 20, 2005, the management committee authorized a purchase of optical disc drive related technologies including seven related patents from Samsung Electro-Mechanics

▫ **Details**

- Transaction amount: KRW 1,200,000,000
- Purpose: To build up the ODD business competitiveness



SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

June 28, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Investment in Next Generation R&D Line) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com


SAMSUNG
ELECTRONICS

Investment in Next Generation R & D Line

On June 20, 2005, the management committee of Samsung Electronics authorized an investment in an R & D line for research & development of DRAM, Flash, etc. as well as production of masks.

▫ **Details**

- Investment amount: KRW 391,200,000,000
- Purpose: To build up R&D infrastructure and expand mask production capacity.
- Financing: Cash on hand
- Location: Gyeonggi-do Hwaseong, Korea


SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

June 28, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Lawsuit filing by Rambus against Samsung Electronics1) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com


SAMSUNG
ELECTRONICS

Lawsuit filing by Rambus against Samsung Electronics

On June 6, 2005, Rambus Inc. filed a lawsuit with the U.S. District Court for the Northern District of California-San Jose Division against Samsung Electronics for infringement of some of its patents on DDR and SDR.

Samsung Electronics respects the rights of other companies' intellectual properties & patents. However the Company has been taking legal actions against claims on invalid and/or unenforceable patents, and wrongful patent infringement claims.
Samsung Electronics will prove that Rambus' claims against the company are groundless and continue to provide a stable supply of the product to our customers.

* Samsung Electronics discloses the above information as it submitted its answer to the complaint for patent infringement on June 22, 2005 (California local time) with the U.S. District Court for the Northern District of California-San Jose Division though it has yet to officially receive the complaint filed by Rambus Inc.

** The above information is a follow-up disclosure at the request of the Korea Stock Exchange initially made on June 8, 2005.


SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

June 28, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Lawsuit filing by Rambus against Samsung Electronics2) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com


SAMSUNG
ELECTRONICS

Lawsuit filing by Rambus against Samsung Electronics

On June 6, 2005, Rambus Inc. filed a lawsuit with the U.S. District Court for the Northern District of California-San Francisco Division against Samsung Electronics for infringement of some of its patents on DDR2.

Samsung Electronics respects the rights of other companies' intellectual properties & patents. However the Company has been taking legal actions against claims on invalid and/or unenforceable patents, and wrongful patent infringement claims.
Samsung Electronics will prove that Rambus' claims against the company are groundless and continue to provide a stable supply of the product to our customers.

* Samsung Electronics discloses the above information as it submitted its answer to the complaint for patent infringement on June 22, 2005 (California local time) with the U.S. District Court for the Northern District of California-San Jose Division though it has yet to officially receive the complaint filed by Rambus Inc.

** The above information is a follow-up disclosure at the request of the Korea Stock Exchange initially made on June 8, 2005.